UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                              Navarre Corporation
                            -------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    639208107
                                 (CUSIP Number)


                             C. Daniel Cocanougher
                        c/o Cocanougher Asset Management
                          6851 NE Loop 820 Suite 110
                       North Richland Hills TX 76180-6611
                                 (817) 577-1131
                              --------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 23, 2009
                                    ---------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. | |

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                          C. Daniel Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      PF
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                        1,210,945
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                      1,489,225
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                   1,210,945
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                 1,489,225

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY              2,700,170
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           7.45%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                             DDEC, Ltd.
        I.R.S. Identification No. (entities only)             75-2958135
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      WC
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                        1,387,128
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                        0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                   1,387,128
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                   0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY              1,387,128
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           3.83%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             PN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                        Danielle M. Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      OO
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                          52,097
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                             0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                     52,097
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                52,097
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           0.14%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
CUSIP No. 639208107
--------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSONS                           Ellen J. Cocanougher
        I.R.S. Identification No. (entities only)
--------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
     3  SEC USE ONLY
--------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*                                      OO
--------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                            United States
--------------------------------------------------------------------------------

NUMBER OF       7  SOLE VOTING POWER                          50,000
SHARES        ------------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                             0
OWNED BY      ------------------------------------------------------------------
THE             9  SOLE DISPOSITIVE POWER                     50,000
REPORTING     ------------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                        0

--------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY                50,000
        THE REPORTING PERSON
--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGREGATE AMOUNT IN ROW               |_|
        (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT
        IN ROW (11)                                           0.14%
--------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*                             IN
--------------------------------------------------------------------------------


Explanatory Note:

This Amendment No. 1 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission on March 30, 2009 (the "Initial Statement"). This Amendment is being made to disclose acquisitions and/or sales by the Reporting Persons of additional shares of Common Stock that were not previously reported on the Initial Statement. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All purchased shares were purchased with the personal funds of the individual Reporting Persons, or working capital of the partnership Reporting Persons.

No borrowed funds were used to purchase the Common Stock reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on June 23, 2009, the Reporting Persons, directly or indirectly, jointly own in the aggregate 2,700,170 shares of the Common Stock of Navarre Corporation, or approximately 7.447% of the Common Stock outstanding based on 36,260,116 shares of the Common Stock outstanding as set forth in the Form 10-Q filed by Navarre Corporation with the Securities and Exchange Commission on February 9, 2009.

(b)                           SOLE        SHARED       SOLE        SHARED
                             VOTING       VOTING   DISPOSITIVE   DISPOSITIVE
                              POWER        POWER       POWER        POWER
			    ---------   ---------  -----------   -----------
C. Daniel Cocanougher       1,210,945   1,489,225    1,210,945     1,489,225
Danielle M. Cocanougher        52,097           0       52,097             0
Ellen J. Cocanougher           50,000           0       50,000             0
DDEC, Ltd.                  1,387,128           0    1,387,128             0

(c) The following table sets forth all transactions by the Reporting Persons with respect to the Common Stock that were not previously reported in the Initial Statement. All such trades were made in open market transactions.

			 Trade			       	       Average
Reporting Person	  Date         Activity     Quantity    Price


C. Daniel Cocanougher  6/10/2009	Sold	       600 	$1.34
C. Daniel Cocanougher	6/9/2009	Sold	     1,743 	$1.34
C. Daniel Cocanougher	6/9/2009	Sold	       739 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	        75 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	       815 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	     1,500 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	       800 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	       328 	$1.33
C. Daniel Cocanougher	6/9/2009	Sold	       900 	$1.33
C. Daniel Cocanougher	6/8/2009	Sold	     1,500 	$1.29
C. Daniel Cocanougher	6/8/2009	Sold	     5,800 	$1.29
C. Daniel Cocanougher	6/5/2009	Sold	     6,400 	$1.29
C. Daniel Cocanougher	6/5/2009	Sold	       400 	$1.29
C. Daniel Cocanougher	6/4/2009	Sold	     2,163 	$1.27
C. Daniel Cocanougher	6/4/2009	Sold	     2,512 	$1.27
C. Daniel Cocanougher	6/4/2009	Sold	       425 	$1.27
C. Daniel Cocanougher	6/3/2009	Sold	     1,000 	$1.34
C. Daniel Cocanougher	6/3/2009	Sold	       600 	$1.25
C. Daniel Cocanougher	6/3/2009	Sold	       900 	$1.25
C. Daniel Cocanougher	6/3/2009	Sold	     4,400 	$1.25
C. Daniel Cocanougher	6/3/2009	Sold	     3,600 	$1.22
C. Daniel Cocanougher	6/3/2009	Sold	     1,800 	$1.22
C. Daniel Cocanougher	6/3/2009	Sold	     4,600 	$1.22
C. Daniel Cocanougher	6/2/2009	Sold	     4,200 	$1.15
C. Daniel Cocanougher	6/2/2009	Sold	     4,400 	$1.15
C. Daniel Cocanougher	6/2/2009	Sold	     1,300 	$1.21
C. Daniel Cocanougher	6/2/2009	Sold	       100 	$1.21
C. Daniel Cocanougher	6/2/2009	Sold	     3,000 	$1.21
C. Daniel Cocanougher	6/2/2009	Sold	     2,800 	$1.20
C. Daniel Cocanougher	6/2/2009	Sold	     1,400 	$1.20
C. Daniel Cocanougher	6/2/2009	Sold	       400 	$1.20
C. Daniel Cocanougher	6/2/2009	Sold	       300 	$1.20
C. Daniel Cocanougher	6/2/2009	Sold	       600 	$1.20
C. Daniel Cocanougher	6/2/2009	Sold	     3,800 	$1.21
C. Daniel Cocanougher	6/2/2009	Sold	     5,500 	$1.30
C. Daniel Cocanougher	6/2/2009	Sold	     3,500 	$1.31
C. Daniel Cocanougher	6/2/2009	Sold	    30,000 	$1.15
C. Daniel Cocanougher	6/2/2009	Sold	     4,900 	$1.25
C. Daniel Cocanougher	6/1/2009	Sold	       100 	$0.92
C. Daniel Cocanougher	6/1/2009	Sold	       400 	$0.92
C. Daniel Cocanougher	6/1/2009	Sold	     1,300 	$0.92
C. Daniel Cocanougher	6/1/2009	Sold	     3,000 	$0.92
C. Daniel Cocanougher	6/1/2009	Sold	     4,600 	$0.94
C. Daniel Cocanougher	6/1/2009	Sold	     7,200 	$0.92
C. Daniel Cocanougher	6/1/2009	Sold	       300 	$0.92
DDEC, Ltd.	       4/29/2009	Bought	    50,000 	$0.41
DDEC, Ltd.	       4/29/2009	Bought	       160 	$0.38
DDEC, Ltd.	       6/02/2009	Sold	     2,900 	$1.41
DDEC, Ltd.	       6/02/2009	Sold	     3,200 	$1.22
DDEC, Ltd.	       6/02/2009	Sold	     4,100 	$1.33



                               S I G N A T U R E S

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated as of:  June 23, 2009


C. DANIEL COCANOUGHER, Individually
and as Managing Member of DDEC
Management, LLC, General Partner of
DDEC, Ltd.

/s/ C. Daniel Cocanougher
----------------------------------


C. DANIEL COCANOUGHER, as Guardian & Custodian for
Danielle M. Cocanougher, Individually



/s/ C. Daniel Cocanougher
----------------------------------


C. DANIEL COCANOUGHER, as Guardian & Custodian for
Ellen J. Cocanougher, Individually



/s/ C. Daniel Cocanougher
----------------------------------